

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2014

Via E-mail
Michael G. Moore
Chief Executive Officer
Gulfport Energy Corporation
14313 North May Avenue, Suite 100
Oklahoma City, OK 73134

> **Re:** **Gulfport Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **Form 10-Q for the Quarterly Period Ended March 31, 2014**
> **Filed May 9, 2014**
> **Response letter dated September 11, 2014**
> **File No. 0-19514**

Dear Mr. Moore:

We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Properties, page 42

Proved Undeveloped Reserves, page 45

1. We note your response to prior comment one from our letter dated August 13, 2014, in which you explain that your conversion rate was greater than indicated by the quantity of proved reserves transferred from undeveloped to developed status, considering that you drilled eight of 57 proved undeveloped (PUD) reserve locations during 2013, reflecting a conversion rate of 14%. However, you do not address your progress in 2012 nor for either period as indicated by the incremental reserves. You also explain in your response

that you increased your 2014 capital expenditure budget for exploration and production to a range of $715.0 million to $767.0 million, from $513.5 million in 2013. However, you do not address the amount of development costs that have been budgeted and which you expect to incur, as would be pertinent to an assessment of your PUD reserves. Please address these points for us.

2.   The disclosures that you have provided in your annual reports for 2010 through 2013 indicate an average annual percentage conversion rate that is substantially less than the conversion rate implied by the five-year limitation specified in Rule 4-10(a)(31)(ii) of Regulation S-X. To help us understand your historical PUD conversion rate, please provide the following:

- Submit an analysis of changes in your PUD reserves, covering the 2010 through 2013 fiscal years, including a schedule stratifying, for each year-end estimate, the quantity of such reserves initially claimed in that year and each preceding year. For each strata, show the conversions for each year, and the percentage that such conversions are of the beginning reserve strata balance. Additionally, indicate and describe the reasons for all other adjustments for each strata between years.

- Submit an analysis of the PUD reserve locations and related volumes that had been scheduled to be drilled in 2011 in your year-end 2010 reserve reports, and in 2012 in your year-end 2011 reserve reports, and in 2013 in your year-end 2012 reserve reports, compared to those PUD reserve locations that were actually drilled during each of these fiscal years. Indicate, and explain the reasons for, all differences between the scheduled and actual locations and volumes.

- Submit an analysis of the development costs and PUD conversion capital reported for the 2010 through 2013 fiscal years, showing the incremental reserves arising from these expenditures, compared to your plans and expectations for future conversions.

3.   We note that additions to your PUD reserves in 2013 and 2012 represent 65% and 83% of the respective year-end volumes. Tell us the extent to which the additions for each year relate to locations for which reserves had been claimed in an earlier period but which were derecognized prior to reclaiming the reserves. For any such instances identify the year-end PUD reserve estimates that included these locations.

4.   Your response to prior comment two indicates that 13 PUD reserve locations were dropped from your December 31, 2013 reserve reporting "...because they had not been drilled within five years of initial booking." Given the 57 PUD reserve locations that you had at the end of the preceding fiscal year, as mentioned in your response to prior comment one, it appears that you reversed investment decisions for 23% of these locations. We also note that you reported a material reduction in PUD reserves due to the five year limitation during the year ended December 31, 2010.

Please note that undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time. See Rule 4-10(a)(31)(ii) of Regulation S-X. In this regard, the mere intent to develop, without more, does not constitute "adoption" of a development plan and therefore would not, in and of itself, justify recognition of reserves. Rather, adoption requires a final investment decision. See C&DI 131.04, which can be found at:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm

To help us understand your reserve booking procedures and the reasons your PUD reserve estimates and the underlying development schedules have not matched your actual development activities, please address the following points:

- Describe the procedures that are routinely undertaken in the course of preparing your reserve estimates that are intended to ensure PUD reserves are only claimed for locations where a final investment decision has been made, and where you are able to demonstrate compliance with Rule 4-10(a)(31) of Regulation S-X. Describe those aspects and qualities of the investment decisions that are necessary in order to establish compliance with the reserve definitions.

- Describe the financial return criteria, including internal rates of return, underlying your decisions to claim PUD reserves for each period. Explain how these criteria compare to those which governed your subsequent decisions to not proceed with drilling according to the original drilling schedule adopted at the time you initially claimed the reserves.

- Tell us the extent to which the PUD reserves disclosed as of December 31, 2013 have positive undiscounted future net revenue but negative present values when discounted at 10 percent.

5.   Your disclosure regarding PUD reserves on page 45 states that "Costs incurred relating to the development of PUDs were approximately $43.5 million in 2013." You have similar disclosure on pages 45 and 37 of your 2012 and 2011 annual reports, indicating conversion costs of $18.0 million and $41.2 million. However, within the table of costs incurred in oil and gas activities on page F-43, you disclose development costs of proved undeveloped properties of $408.1 million, $121.8 million, and $123.5 million for 2013, 2012, and 2011. Please provide the following:

- A reconciliation of these amounts which shows the nature and amount of expenditures involved the properties to which they relate, and their reserve status at the point of electing to proceed with development.

- Describe for us the decision making process, including any internal rate of return criteria, employed in connection with the decision to spend current year development funds on conversion of beginning-of-year PUD reserves vs. other development activities.

- If you proceeded with development without previously establishing reserves, explain why your reserve booking procedures did not reflect these decisions.

Note 19 - Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited), page F-43

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-46

6.   We have reviewed your response to prior comment seven and the ceiling test calculation provided in Appendix A of your response. Within the ceiling test calculation, you identify total net book value of oil and gas properties as of December 31, 2013 of $1,627,373,085. This amount differs from the balance reported within the table of capitalized costs on page F-43, which shows total net capitalized costs of $1,697,617,000. Please reconcile these amounts and explain any significant reconciling items, including whether you have an impairment that needs to be recorded.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or, in his absence, Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or Norman Von Holtzendorff at (202) 551-3287 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director